February 12, 2008

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-0305

RE:	Franklin Covey Co. (the Company) Review of Form 10-K for the year ended August 31, 2007 File No. 1-11107 Response to Commission Letter Dated January 31, 2008

Dear Ms. Cvrkel:

This letter is written in response to the Staff’s review of the Company’s Form 10-K for the year ended August 31, 2007 as outlined in the Commission’s letter dated January 31, 2008.  As requested, the Company is providing the following supplemental information and responses regarding our financial statements and disclosures as contained in our Form 10-K for the fiscal year ended August 31, 2007.  As requested by the Commission, the Company has disregarded the first comment from the letter dated January 31, 2008.  The Company will incorporate revisions and additional disclosures as requested by this comment letter in its future filings, as appropriate, with the Commission.

Consolidated Financial Statements

Note 17. Income Taxes

1.
We note that you significantly reduced your valuation allowance for deferred tax assets in 2006 primarily as a result of improved operating performance and the expectation of future profitability.  Tell us and revise Note 17 and MD&A in future filings to provide an enhanced discussion of the reasons why you believed that realization of the deferred tax assets was more likely than not during 2006 given your lack of history of profitability.  Refer to the guidance provided in paragraphs 20-25 of SFAS No. 109.  Your response should clearly explain the specific nature and timing of the factors that caused you to believe your deferred tax assets were realizable during the fourth quarter of 2006.

Response:  As required by paragraphs 20-25 of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, the Company considered all available evidence, both positive and negative, in the determination to reverse substantially all of the valuation allowances on its deferred tax assets in fiscal 2006.  The determination to reverse these valuation allowances was complex and required the use of significant judgment by the Company’s management since the realizability of deferred tax assets in future periods is inherently dependent upon estimates and projections of future financial results.  The positive evidence considered by the Company regarding the future realizability of deferred tax assets consisted primarily of the following items:

a.
Significant Improvement in Operating Results Resulting in Cumulative Earnings in Recent Years – From fiscal 2002 through fiscal 2006, pre-tax income improved $135.8 million as the Company went from a pre-tax loss of $122.2 million to pre-tax income of $13.6 million.  During that time, the Company made many strategic changes and has demonstrated its ability to achieve the expected results from those strategic changes as further discussed below.  The Company was able to perform well against budgeted targets through fiscal 2006, which resulted in the Company achieving consistent improvements in domestic pre-tax income from 2004 through 2006 as well as forecasted improvements that were expected to continue into the foreseeable future.  As a result of these improvements, at August 31, 2006 the Company had cumulative positive domestic pre-tax income for the preceding three fiscal years.  In addition, at August 31, 2004 the Company had a gross deferred tax asset related to its net operating loss carryforwards of $21.3 million, which was reduced to $14.3 million as of August 31, 2006 and further reduced to $9.8 million at August 31, 2007 as a result of the actual utilization of net operating loss carryforwards from the Company’s ability to generate taxable income.

b.
Consideration of Pre-Tax Earnings Sources – The Company considered the availability and timing of various income sources as they relate to the expected realization of the deferred tax assets.  At August 31, 2006, it was determined that $112 million of taxable income was needed over the next 20 years for the Company to realize the benefits of its deferred tax assets.  Of this amount, $69 million would be provided from the reversal of temporary taxable differences while the remaining $43 million would need to be provided from the pre-tax earnings of the Company.  Based upon improving operating results and better forecasting as described above, the Company believed that it was more likely than not that $43 million could be generated from operations over the next 20 years.

During fiscal 2007, the Company continued the recent trend of improving operations and increased domestic pre-tax income.  At August 31, 2007, the Company determined that $94 million of taxable income was needed over the next 19 years to realize its deferred tax assets.  Of the required $94 million, $66 million will be provided from the reversal of temporary taxable differences while the remaining $28 million will need to be provided from the pre-tax earnings of the Company.  The Company continues to believe that it is more likely than not that $28 million of taxable income can be generated from operations over the next 19 years.  During the fiscal year ended August 31, 2007 the Company recognized $15.7 million of pre-tax income and for the quarter ended December 1, 2007 the Company recognized $4.2 million of pre-tax earnings.

c.
Strategic Changes and Future Expectations – As previously mentioned, and as disclosed in various Commission filings, the Company has made numerous strategic changes during the periods when it was losing money.  These strategic initiatives included selling operating divisions, closing unprofitable or underperforming store locations, headcount reductions, reduced capital expenditures, asset sales, and various efforts to improve sales and reduce the corresponding cost of sales.  These changes have thus far contributed to improving financial results and the Company believed at August 31, 2006 that it was more likely than not that the trend of improving domestic pre-tax income would continue.  The Company believes that these expectations were substantiated in fiscal 2007 and during the first quarter of fiscal 2008.

d.
Long Carryforward Periods and History of Using Carryforwards Before Expiration – At August 31, 2006, the Company’s federal net operating loss carryforwards had a 20-year carryforward period, thereby allowing the Company a significant amount of time to realize the related deferred tax assets.  The Company has never experienced a situation in which federal loss carryforwards have expired before being used.

e.
Ability to Reasonably Forecast Future Operating Results – During the periods from fiscal 2000 through fiscal 2004, the Company was involved in significant restructuring activities which made it difficult for the Company to reasonably forecast operating results.  However, as the Company began to focus more on the remaining core operations and those operations continued to stabilize in terms of revenues and operating expenses, the ability to forecast results significantly improved.  Specifically, the Company met or exceeded its budgeted results during both fiscal 2005 and fiscal 2006.  Also, the cumulative amount of income that would be necessary to realize the remaining deferred tax assets, exclusive of those that are realizable due to the reversal of taxable temporary differences, is likely achievable based upon the recent historical results and projected results.

In addition to the foregoing positive evidence, the Company also evaluated the weight of negative evidence, which primarily consisted of the following considerations:

a.
Operating Losses Prior to Fiscal 2005 – While the period from 2004 through 2006 showed significant improvements in operating results, which included cumulative pre-tax income, the Company experienced significant operating losses from fiscal 2000 through fiscal 2004.  The Company considered the probability of a sustained downturn in operating results as negative evidence; however, given the recent periods of operating income and the forecasted results for future periods, the Company concluded that these losses were not by themselves sufficient negative evidence to overcome the positive evidence of recent cumulative earnings.

b.
Other Factors – The Company also considered other potentially negative factors including the expiration of unused deferred tax assets (none); unsettled circumstances, such as litigation or environmental assessments, that could have an adverse impact on operations (no significant items noted); and a carryforward or carryback period that is so brief that it would limit realization of tax benefits (the carryforward period of most deferred income tax assets appears ample).  Although the realization of deferred tax assets is necessarily based upon estimates of future income and other events, which could change, no other significant negative factors were identified that would have an impact upon the Company’s ability to realize its deferred tax assets.

At August 31, 2006, in consideration of both the positive evidence and the negative evidence as described above, the Company determined that it was more likely than not that substantially all of the Company’s deferred tax assets were realizable and that the majority of the valuation allowances on those assets should be reversed.

The decision to reverse substantially all of the deferred tax asset valuation allowances in the fourth quarter of fiscal 2006 was based on the positive and negative evidence that accumulated during the entire fiscal year.  One of the significant pieces of negative evidence that no longer existed in the fourth quarter was the existence of cumulative losses in recent years, which the Company has interpreted to mean the current year and two prior years.  The weight of other positive evidence also strengthened at August 31, 2006 as the Company completed another full fiscal year of profitable operations and updated its forecasts.  Accordingly, management concluded that the reversal of substantially all of the valuation allowances in the fourth quarter of fiscal 2006 was appropriate.

As requested by the Commission, the Company will include a more detailed description of these factors in its income tax footnote and in MD&A in future periods, as appropriate.

Other

Management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that it is the position of the Staff that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States in connection with the Company’s response to the Commission’s comments.

The Company believes that the supplemental information presented above is fully responsive to the Staff’s comments on our annual report on Form 10-K for the fiscal year ended August 31, 2007.  Please contact me with any further questions that you may have regarding these matters.

Sincerely,

/s/ Stephen D. Young
Stephen D. Young
Chief Financial Officer